                   PROXYLITE: REMINDER PROXYLITE SCRIPT

“Hello, this is a quick reminder that the (fund name) Shareholder Meeting will be held on (meeting date) and we have not yet received your proxy vote.

We have just sent you another proxy card and encourage you to vote as soon as you receive it.

You can vote by mail, by phone or on the Internet. Your proxy card has all the details. If you would like to cast your vote with a proxy specialist or if you have any questions, please call 866-776-7031.

Your vote is important. All of us at (fund name) appreciate your cooperation and prompt attention to this matter.

Thank you.

Goodbye.”